Exhibit (b)

GE Commercial Finance

Healthcare Financial Services

October 5, 2005

Global Healthcare Exchange, LLC

11000 Westmoor Circle, Suite 400

Westminster, CO 80021

Attention: Greg Nash, Chief Financial Officer

Re:	Commitment for Financing

Ladies and Gentlemen:

You have advised General Electric Capital Corporation (“GE Capital”) that Global Healthcare Exchange, LLC (the “Borrower”) is seeking $ 110,000,000 of senior debt financing (the “Financing”). The Financing will be used to (a) finance the acquisition of the stock of Neoforma, Inc. (“Target”) and the merger of Target with and into a wholly-owned Subsidiary of Borrower, for consideration consisting of cash and membership interests of the Borrower and (b) finance future working capital and general corporate requirements of the Borrower and its domestic subsidiaries, subject to certain limitations.

Based upon and subject to the general terms and conditions set forth herein, in the summary of terms and conditions (the “Summary of Terms”) attached to this commitment letter (together with the Summary of Terms, this “Commitment Letter”) and in the fee letter of even date herewith (the “Fee Letter”), GE Capital is pleased to advise you of its commitment to (a) provide Borrower with a $110,000,000 senior secured credit facility, which shall consist of a (i) $25,000,000 revolving credit facility and (ii) a $85,000,000 term loan a (collectively, the “Credit Facility”) and (b) act as sole administrative agent for the Credit Facility. Capitalized terms used herein and not defined herein are used as defined in the Summary of Terms.

By your acceptance of this Commitment Letter, you agree to pay all reasonable costs and expenses incurred by GE Capital and GECM in connection with due diligence and analysis, examination, documentation, negotiation, syndication and closing of the Credit Facility including, but not limited to, per diem charges of consultants, reasonable legal fees and other out-of-pocket expenses incurred by GE Capital and GECM, whether or not GE Capital closes the proposed Credit Facility.

The Summary of Terms is intended to be indicative of the principal terms of the Credit Facility and does not purport to specify all of the terms, conditions, representations and warranties, covenants and other provisions that will be contained in the final loan documents for the Credit Facility.

GE Capital is delivering this Commitment Letter and the Fee Letter to you in reliance upon the accuracy of all information publicly filed with the Securities and Exchange Commission (“SEC”) by the Target prior to the date hereof and all information furnished to GE Capital by you or on your behalf (including, without limitation, all information relating to the Target both public and non-public) and on the condition that you will not disclose the contents of this letter or the Fee Letter or GE Capital’s or GECM’s involvement or interest in providing the Credit Facility to any third party (including, without limitation, any financial institution or intermediary) without GE Capital’s prior written consent other than to the board of directors and officers of Target, governmental and regulatory authorities and your advisors, directors and officers on a need-to-know basis. No person, other than the parties hereto, is entitled to rely upon this Commitment Letter or any of its contents. You agree to inform all such persons who receive information concerning GE Capital, GECM or this commitment that such information is confidential and may not be disclosed to any other person. GE Capital reserves the right to review and approve, in advance, all materials, press releases, advertisements and disclosures that you or your affiliates prepare that contain GE Capital’s or any affiliate’s name or describe GE Capital’s financing commitment hereunder.

General Electric Company 500 West Monroe Chicago, IL 60661	T 312 441 7705
U.S.A.	F 312 441 7755

Global Healthcare Exchange, LLC

October 5, 2005

The Borrower represents and covenants that (i) subject to clause (ii) of this paragraph, all information provided directly or indirectly by or on behalf of Borrower and any of their affiliates or Subsidiaries (including the Target)(collectively, the “Credit Parties”) to GE Capital in connection with the transactions contemplated hereunder (it being expressly understood that filings made by any of the Credit Parties with the SEC prior to the date hereof shall be considered to have been provided to GE Capital by or on behalf of the Credit Parties) is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, and (ii) to the extent such information consists of projections, pro forma financial information or other “forward-looking” information, such information is and will be based upon good faith estimates and assumptions believed by management of Borrower to be reasonable at the time made, it being recognized by GE Capital that (a) such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount and (b) such information respecting the Target is being provided to management of Borrower pursuant to representations and warranties contained in the Acquisition Documents (as defined in the Summary of Terms).

By executing this Commitment Letter, GE Capital and you acknowledge that this Commitment Letter, together with the Fee Letter, supersede any and all prior discussions and understandings, written or oral, between or among either GE Capital, on the one hand, and any other person as to the subject matter hereof. No amendments, waivers or modifications of this Commitment Letter or any of its contents shall be effective unless expressly set forth in writing and executed by you and GE Capital.

By executing this Commitment Letter, you agree, whether or not GE Capital closes the proposed Credit Facility, to (a) pay upon demand to GE Capital and its affiliates (including GECM) all reasonable fees and out-of-pocket expenses which may be incurred by GE Capital or GECM in connection with the Financing (including all reasonable legal and other consultant costs and fees incurred in the preparation of this Commitment Letter and the evaluation of and documenting of the Financing) and (b) indemnify GE Capital, GECM, each other Lender involved in the Credit Facility, and their respective affiliates, and their respective directors, officers, employees, agents, auditors, accountants, consultants and counsel (each, an “Indemnitee”) from, and hold each of them harmless against, any and all losses, liabilities, claims, actions, suits, proceedings, damages or expenses including amounts paid in settlement, legal fees and defense costs, incurred by any of them arising out of or by reason of any environmental matters, investigation, litigation or other proceeding brought or threatened relating to any loan made or proposed to be made hereunder or otherwise relating to any such loan made or proposed to be made hereunder, provided, that you shall have no obligation to an Indemnitee under this paragraph to the extent resulting from the gross negligence or willful misconduct of that Indemnitee as determined by a court of competent jurisdiction. You agree that in any action arising in connection with this Commitment Letter or any transaction contemplated hereby the only damages that may be sought from GE Capital and its affiliates (including GECM), each other Lender or any Indemnitee are those which are direct and reasonably foreseeable as the probable result of any breach hereof and any right to indirect, special, exemplary, consequential, or punitive damages or lost anticipated profits is hereby waived.

You and GE Capital hereby expressly waive any right to trial by jury of any claim, demand, action or cause of action arising in connection with this Commitment Letter, any transaction relating hereto, or any other instrument, document or agreement executed or delivered in connection herewith, whether sounding in contract, tort or otherwise. You and GE Capital consent and agree that the state or federal courts located in the State of New York shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this Commitment Letter, any transaction relating hereto, any other financing related thereto, and any investigation, litigation, or proceeding related to or arising out of any such matters, provided, that you and GE Capital

Global Healthcare Exchange, LLC

October 5, 2005

acknowledge that any appeals from those courts may have to be heard by a court located outside of such jurisdiction. You and GE Capital expressly submit and consent in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waive any objection that either of them may have based upon lack of personal jurisdiction, improper venue or inconvenient forum.

This Commitment Letter is governed by and shall be construed in accordance with the laws of the State of New York applicable to contracts made and performed in that State.

Subject to the terms of the Confidentiality Agreement between the Borrower and GE Capital, and upon reasonable prior notice during regular business hours, GE Capital and GECM shall have access to all relevant facilities, personnel and accountants of the Borrower and its subsidiaries, and copies of all documents which GE Capital or GECM may request, including business plans, financial statements (actual and pro forma), books, records, and other documents.

This Commitment Letter shall be of no force and effect unless and until each of this Commitment Letter and the Fee Letter are executed and delivered by you to GE Capital on or before 5:00 p.m. Eastern time on October 12, 2005 at 500 West Monroe Street, Chicago IL 60661, Attention: Brent Shepherd. Once effective, GE Capital’s and GEMC’s commitment to provide the Financing in accordance with the terms of this Commitment Letter shall cease if the Financing is not funded for any reason, on or before the earlier of (i) the termination of the Acquisition Documents (as defined in the Term Sheet) and (ii) April 30, 2006 and neither GE Capital, GECM nor any of their affiliates shall have any liability to any person in connection with GE Capital’s refusal to fund the Financing or any portion thereof after such date. Furthermore, this Commitment Letter amends, restates and replaces in its entirety that certain Commitment Letter dated as of July 29, 2005 to Global Healthcare Exchange, Inc. The date on which the Financing closes shall be known as the “Closing Date”.

This letter may be executed in counterparts which, taken together, shall constitute an original. This letter may be delivered by facsimile transmission with the same effect as if originally executed copies of this letter were personally delivered to the parties hereto.

Global Healthcare Exchange, LLC

October 5, 2005

We appreciate the opportunity you have given us to deliver a financing commitment and look forward to working with you.

Sincerely,

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Brent Shepherd
Brent Shepherd
Its Duly Authorized Signatory

AGREED AND ACCEPTED THIS 6th DAY

OF OCTOBER, 2005.

GLOBAL HEALTHCARE EXCHANGE, LLC

By:	/s/ Greg Nash
Name:	Greg Nash
Title:	Vice President, Chief Financial Officer

$110,000,000 Senior Secured Credit Facility

Summary of Terms

Borrower:	Global Healthcare Exchange, LLC

Guarantors:	Each of Borrower’s domestic subsidiaries, including the Target (subject to certain limitations of guaranties by non-U.S. subsidiaries, as more fully set forth in the Collateral section below) shall be required to unconditionally guaranty Borrower’s indebtedness to Lenders.

Administrative Agent:	General Electric Capital Corporation (“GE Capital”) shall serve as agent (“Agent”).

Sole Lead Arranger and Sole Bookrunner:	GECC Capital Markets, Inc. (“GECM”)

Lenders:	A syndicate of financial institutions (including GE Capital individually) assembled by GECM to provide the Credit Facility (“Lenders”).

Transaction:	The transaction will consist of the financing by Borrower of the acquisition by Borrower of 100% of the fully diluted stock of the Target (other than common stock held by Borrower and warrants of the Target existing on the date hereof which have been identified to the Agent on or prior to the date hereof) pursuant to the merger of the Target with and into a wholly-owned Subsidiary of Borrower (the “Acquisition”). The Transaction (as defined below) will be effected as follows: (i) prior to the Closing Date, the approval by the holders of no less than fifty-one percent (51%) of the common stock of the Target of a merger between the Target and a wholly-owned Subsidiary of Borrower (the “Merger”) in connection with which all of the common stock of the Target (other than that held by Borrower) will be converted into a right to receive cash upon the effectiveness of the Merger; and (ii) on the Closing Date: (a) immediately prior to the effectiveness of the Merger, the acquisition by Borrower from certain stockholders of Target of no less than approximately 8.2 million shares of the common stock of Target in exchange for approximately 53.1 million Class P Membership Units of Borrower; (b) the effectiveness of the Merger, pursuant to which Target shall be the surviving corporation and shall become a wholly-owned subsidiary of Borrower; (c) the funding of an account with an exchange agent with the proceeds of no less than $108.6 million in cash ($85.0 million of which shall constitute proceeds of the Term Loan and $28.6 million of which shall constitute cash on hand of Borrower), which amounts shall be released by the exchange agent upon presentment of the stock certificates evidencing the common stock of Target held by the presenting stockholder immediately prior to the Merger; and (d) the incurrence of the $85.0 million Term Loan and a drawing of a portion of the Revolving Credit Facility as set forth below. All documents governing, evidencing or implementing the merger and acquisition of the Target Assets are hereinafter referred to collectively as the “Acquisition Documents”, the actions contemplated by subsections (i) and (ii)(a), (ii)(b), (ii)(c) and (ii)(d) of the immediately preceding sentence and the transactions contemplated thereby and otherwise referred to herein (collectively, the “Transaction”).

Credit Facility:	A $110,000,000 senior secured credit facility (the “Credit Facility”) consisting of:

(a)    a revolving credit facility of up to $25,000,000 (the “Revolving Credit Facility”), which will include a letter of credit subfacility (the “LC Subfacility”), and a swing line subfacility provided by GE Capital (“Swingline Subfacility”), with sublimits on the LC Subfacility and Swingline Subfacility to be determined by GE Capital; and

(b) a term loan of $85,000,000 (“Term Loan”).

Revolving Credit Facility:	The Revolving Credit Facility will be used to finance working capital needs and general corporate requirements of Borrower and its domestic subsidiaries incurred in the ordinary course of business and to pay fees and expenses in connection with the Transaction in an aggregate amount not to exceed $5,000,000. The Revolving Credit Facility shall have a term of five (5) years.

LC Subfacility:	The LC Subfacility shall provide for the issuance of letters of credit for the account of Borrower. A reserve shall be established against availability under the Revolving Credit Facility for the undrawn amount of outstanding letters of credit.

Term Loan:	The Term Loan shall be advanced in one draw on the Closing Date and have a term of six (6) years. Commencing on the first day of the first quarter after the Closing Date, the Term Loan will amortize in equal quarterly installments, of principal in each year as follows:

Year	Quarterly Installment Amount
1	$212,500
2	$212,500
3	$212,500
4	$212,500
5	$212,500
6	$20,187,500
Maturity Date	Remaining Outstanding Amount

Amounts repaid on the Term Loan may not be reborrowed. Notwithstanding the foregoing, the outstanding principal balance of the Term Loan shall be repayable in full on the date on which the Revolving Credit Facility terminates.

Interest:	Interest shall be payable on the daily outstanding principal balance of all loans initially at a floating rate per annum equal to the “Index Rate” plus the “Applicable Margin”. After the earlier of a period of forty-five days after closing or the closing of the Primary Syndication, Borrower will also be entitled to request, upon three business days prior notice, that all or a portion of the outstanding principal balance of the loans bear interest at a per annum rate equal to “LIBOR” plus the Applicable Margin.

Borrower shall be required to pay interest quarterly in arrears on the daily outstanding principal balance of the loans on which interest has been calculated using the Index Rate. When selecting the LIBOR option, Borrower will be entitled to choose one, two, three, or six and to the extent available to all Lenders, nine or twelve month interest periods, provided that no more than seven interest periods may be in effect at any one time. Borrower shall be required to pay interest on LIBOR loans in arrears on the last day of the interest period, and at the end of three months for any interest period that is longer than three months. In the event Borrower repays any LIBOR loan on a day other than the last day of an interest period for such loan or fails to borrow a requested LIBOR loan on the date funding was requested, Borrower shall be required to pay a LIBOR breakage fee to Lenders.

All interest will be calculated based on a 360-day year and actual days elapsed. “Index Rate” means a floating rate of interest per annum equal to the higher of the rate publicly quoted from time to time by The Wall Street Journal as the “base rate on corporate loans posted by at least 75% of the nation’s 30 largest banks” or the Federal Funds Rate plus 50 basis points. “LIBOR” means, for each interest period, the offered rate for deposits in U.S. dollars in the London interbank market for the relevant interest period which is published by the British Bankers’ Association, and currently appears on Telerate Page 3750, as of 11:00 a.m. (London time) on the day which is two business days prior to the first day of such interest period adjusted for reserve requirements. The definitions of “Index Rate” and “LIBOR” have been abbreviated and the Credit Facility documentation will set forth appropriate detail describing the exact method of calculation and relevant reserve requirements. The Credit Facility documentation will contain LIBOR breakage provisions, LIBOR borrowing mechanics and other LIBOR definitions.

Default Rate:	During the continuance of a Default or an Event of Default, the Agent may, and upon direction of the Required Lenders shall (i) increase the Applicable Margins for the Loans and letters of credit by up to 2.0%, and/or (ii) suspend the LIBOR option.

Applicable Margins:	The “Applicable Margin” (on a per annum basis) for each type of loan and for purposes of calculating certain fees will be as set forth below:

Applicable Term Loan Index Margin: 1 .25%
Applicable Term Loan LIBOR Margin: 2.50% For Applicable Margins for the Revolving Credit Facility:

Total Leverage Ratio	Applicable Revolving Credit Facility LIBOR Margin	Applicable Revolving Credit Facility Index Rate Margin
≥ 2.0x	2.50%	1.25%
< 2.0x	2.25%	1.00%

The above pricing assumes that on or prior to the Closing Date, Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group, a division of The McGraw Hill Companies, Inc. have issued ratings of (a) Bl or better and (b) B+ or better, respectively, with respect to the debt of the Borrower.

Notwithstanding the foregoing, until the earlier of the forty-sixth day after closing or the closing of the Primary Syndication, the Applicable Margin for all Loans shall be 0.25%.

Fees:	The fees payable to GE Capital are specified in the fee letter between Borrower and GE Capital dated on or about the date hereof (the “Fee Letter”). In addition to the fees set forth in the Fee Letter, the following fees shall be payable from time to time under the Credit Facility:

A fee of 0.50% per annum of the average daily balance of the unused portion of the Revolving Credit Facility shall be payable monthly in arrears (it being understood that outstanding swingline loans shall be deemed to be usage under the Revolving Credit Facility).

With respect to the Letter of Credit Subfacility, a fee equal to the product of the average daily undrawn face amount of all letters of credit issued, guaranteed or supported by risk participation agreements multiplied by a per annum rate equal to the Applicable Revolving Credit Facility LIBOR Margin shall be due and payable quarterly in arrears, together with any bank fees and charges incurred by Agent to a letter of credit issuer.

Prepayment Requirements/ Commitment Reductions:	In addition to the scheduled payments described above, Borrower shall be required to make an annual prepayment in an amount equal to (a) at all times that the total leverage ratio of Borrower is greater than 2.50x, 75%, (b) at all times that the total leverage ratio of Borrower is equal to or less than 2.50x but greater than 1.50x, 50%, (c) at all times that the total leverage ratio of Borrower is equal to or less than 1.50x but greater than l.00x, 25%, (d) at all times that the total leverage ratio of Borrower is equal to or less than 1.00x, 0% of its “excess cash flow” (to be defined in the Credit Facility documentation) and shall be required to make prepayments with the proceeds generated by Borrower or any of its subsidiaries that are guarantors resulting from the disposition of assets (other than the sale of inventory in the ordinary course of business and other exceptions to be agreed upon), condemnation settlements and insurance settlements from casualty losses (subject to reinvestment provisions set forth in the Credit Facility documentation) and from the sale of equity securities (but exclusive of all proceeds of capital calls and subject to exceptions and step downs to be determined).

In addition, any funds which have not been paid to the shareholders of the Target in connection with shares of the Target held by such shareholders immediately prior to the consummation of the Transaction and which are released by the exchange agent to any Credit Party shall be used to repay the outstanding principal balance of the Revolving Credit Facility or may otherwise be required to be held in escrow at the discretion of Agent.

Except as otherwise set forth herein, any such prepayments shall be applied to the outstanding loans first, to the Term Loan in the inverse order of maturity of the scheduled installments of Term Loan, and then to the outstanding principal balance of the Revolving Credit Facility.

Voluntary prepayments of the loans shall be permitted at any time provided that Borrower pays a LIBOR breakage fee in connection with any voluntary prepayments of LIBOR loans made on a date other than the last day of an interest period.

Collateral:	The indebtedness of Borrower under the Credit Facility shall be secured by first priority perfected security interests in all existing and after-acquired real and personal property of the Borrower and its subsidiaries (the “Collateral”), including all inventory, accounts, equipment, fixtures, chattel paper, patents, trademarks, copyrights, documents, instruments, deposit accounts, cash and cash equivalents, investment property, general intangibles, supporting obligations, letter of credit rights, commercial tort claims, insurance policies, and other personal property of Borrower and its subsidiaries and first mortgage liens on all of the real property of Borrower and its subsidiaries, and all substitutions, accessions, products and proceeds of such property. In addition, all of the outstanding equity interests of Borrower and its subsidiaries shall be pledged to secure such indebtedness and Agent shall have a first priority perfected lien and security interest in all property described above.

The Collateral will be free and clear of other liens, claims, and encumbrances, except permitted liens and encumbrances acceptable to Agent (to be set forth in the Credit Facility documentation).

To the extent that no material incremental income tax liability will result under Section 956 of the Internal Revenue Code, taking into account actual anticipated repatriations of funds, foreign tax credits and all other relevant factors (a “956 Impact”) and subject to applicable legal restrictions on cross stream and upstream guaranties, all direct or indirect foreign (non-U.S. organized) subsidiaries of Borrower will unconditionally guaranty the Credit Facility and grant liens and security interests on their assets to secure those guaranties, and 100% of the stock of those subsidiaries will be pledged as collateral for such indebtedness. If a 956 Impact exists with respect to a subsidiary, then with respect to such subsidiary no guaranty or asset pledge shall be required and the collateral pertaining to such subsidiary shall be limited to a pledge of 65% of the voting stock and 100% of the non-voting stock of the applicable first-tier foreign subsidiary. Notwithstanding the foregoing, any guaranties or liens and security interest in the assets of such foreign subsidiaries and 100% of the stock of such foreign subsidiaries shall be limited to material foreign subsidiaries, as determined by the Agent.

Agent’s liens and security interests shall be evidenced by documentation satisfactory to Agent, including search results, collateral releases from prior lenders, landlord, mortgagee and bailee waivers, and in the case of real estate collateral, title insurance policies (supported by surveys) in amount, form and from an issuer satisfactory to Agent. All obligations under the Credit Facility shall be cross-collateralized with each other and with collateral provided by any subsidiary of Borrower or any other guarantor.

The ownership, capital, corporate, tax, organizational and legal structure of Borrower and its subsidiaries shall be acceptable to Agent and Lenders.

Insurance:	Agent shall have received policies or binders for property and casualty, liability, business interruption and other insurance satisfying the requirements of the Credit Facility documentation with appropriate endorsements or assignments naming Agent as loss payee, assignee, mortgagee and additional insured, as appropriate, and non-renewal/cancellation/amendment riders to provide 30 days advance notice to Agent.

Cash Management:	Cash management system acceptable to Agent.

Documentation:

Documentation evidencing the Credit Facility contemplated herein shall be satisfactory to Agent and Lenders in all respects and contain such conditions (including those described below), representations and warranties, affirmative and negative covenants, reporting covenants, financial covenants, indemnification provisions, yield protection mechanisms, events of default and remedies as are customary for senior secured credit facilities of the type described herein. All obligations under the Credit Facility will be cross-defaulted to each other and to all other material indebtedness of Borrower or any of its subsidiaries.

The covenants shall include, but not be limited to, the following:

•        minimum fixed charge coverage ratio

•        minimum EBITDA

•        maximum capital expenditures

•        maximum total leverage ratio, with an initial covenant level of 3.80x after the Closing Date with stepdowns TBD

•        limitations on indebtedness, contingent obligations, liens, lease obligations, mergers and acquisitions, asset sales, dividends and distributions, redemption or repurchase of equity interests, subordinated debt payments and modifications, loans and investments, transactions with affiliates (with certain exceptions to be determined for each of the foregoing), changes of control, payment of consulting and management fees

•        compliance with laws and regulations

•        rights of inspection, access to management and auditors

•        financial reporting to include annual financial statements, quarterly financial statements and projections

Borrower ability to cure certain financial covenant defaults with proceeds of capital calls to be mutually agreed upon.

Conditions to Funding:

The Credit Facility documentation shall contain such conditions to funding as are customary for senior secured credit facilities of the type described herein or other customary conditions as Agent generally shall deem appropriate in its reasonable credit judgment for facilities of this size, type and purpose. All extensions of credit under the Credit Facility (including the initial funding) will be subject to the continuing accuracy of representations and warranties, the absence of defaults and pro forma compliance with financial covenants.

The conditions to the initial funding shall include the following, and other conditions precedent customary under the circumstances, as determined by Agent in its reasonable credit judgment, each of which must be satisfied to Agent’s satisfaction:

•        Consummation of the Transaction in substantially the manner described above with only such changes thereto as Agent shall consent in writing and the delivery to Agent of copies of all Acquisition Documents and any other documents executed in connection therewith. Agent and Lenders shall have had the opportunity to review and shall be satisfied with the terms and conditions of all Acquisition Documents, including all disclosure schedules and exhibits, and Agent shall have received a collateral assignment of Borrower’s rights under the Acquisition Documents.

•        Agent shall (i) have received and be satisfied, in its reasonable credit judgment, prior to the closing of the Transaction with the bring-down of the information set forth in the June 30, 2005 financial statements of Target and the December 31, 2004 financial statements of Borrower, in each case through a date no earlier than thirty (30) days prior to the Closing Date; and (ii) be satisfied, in its reasonable credit judgment, with the results of its legal due diligence of the Acquisition, the Target, Borrower and its subsidiaries.

•        Since December 31, 2004 with respect to Borrower and its subsidiaries and June 30, 2005 with respect to Target, there shall not have been any material adverse change, in or affecting the:

(i)     business;

(ii)    condition (financial or otherwise);

(iii)  operations; or

(iv)   properties;

of, in each case, the Borrower and its Subsidiaries, taken as a whole, or the Target, taken as a whole.

•        The ratio of total indebtedness of Borrower on a consolidated basis (including the Credit Facility and after giving effect thereto) to Adjusted pro forma EBITDA shall be less than 3.50 to 1.00 as of the Closing Date.

•        Agent shall have received such resolutions, consents (including, but not limited to, the consent of the Board of the Target to the acquisition), certificates, legal opinions and other documents as it shall have deemed necessary, in the exercise of its reasonable credit judgment, the execution and delivery of the Credit Facility documentation, the related transactions and performance of the obligations created thereunder.

Assignments/Participations:	Lenders shall have the right at any time to sell and assign interests and sell participations under the Credit Facility to other financial institutions with the consent of Agent in accordance with customary terms.

Requisite Lenders:	Lenders having, without duplication, more than 50% of the commitments and Term Loans of all Lenders, subject to certain supermajority provisions as Agent may determine.

Governing Law:	New York.

Capitalized terms used herein and not defined herein are used as defined in the Commitment Letter.